UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Amendment No. 1

to

FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number 001-35948

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Kamada Ltd.
(Translation of registrant’s name into English)

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2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

EXPLANATORY NOTE

Kamada Ltd. is filing this Amendment No. 1 (“Amendment”) to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on November 13, 2023, announcing that it will hold an Annual General Meeting of Shareholders on Thursday, December 28, 2023 at 4:00 p.m. (Israel time), at the offices of the Company at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel (the “Original Report”). Due to a printer error, the Original Report was filed incorrectly. The Amendment is being furnished to refile the Original Report in its entirety and supersedes the Original Report in its entirety. There are no changes to the Original Report.

Other Information

Kamada Ltd. (the “Company”) announces that it will hold an Annual General Meeting of Shareholders on Thursday, December 28, 2023 at 4:00 p.m. (Israel time), at the offices of the Company at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement and the proxy card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The Company also announces that on November 12, 2023, Mr. Jonathan Hahn, who has served as a director of the Company since March 2010 and served as the Chairman of the Company’s Strategy Committee, notified the Board of Directors of his resignation from the Board of Directors and its committees, effective immediately, due to other work-related commitments. The Company’s Board of Directors takes this opportunity to appreciate the commitment and invaluable contribution made by Mr. Jonathan Hahn during his tenure.

Exhibit

Exhibit No.	Description
99.1	Notice and Proxy Statement for Annual General Meeting of Shareholders to be held on December 28, 2023
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.
Date: November 13, 2023	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and Corporate Secretary